February 27, 2012

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Quaker Investment Trust (the “Trust”)
(File No.811-06260)

Ladies and Gentlemen:

On January 27, 2012, PricewaterhouseCoopers LLP (“PwC”) resigned as the independent registered public accounting firm for the Trust.

The reports of PwC on the Trust’s financial statements for each of the last two fiscal years contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.  There have been no disagreements with PwC during the Trust’s two most recent fiscal years and any subsequent interim period on any matter of accounting principles or practices, financial statement disclosure or audit scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused them to make reference thereto in their reports  on the Trust’s financial statements for such years, and there were no reportable events of the kind described in Item 304(a)(1)(v) of Regulation S-K under the Securities Exchange Act of 1934, as amended.

On January 30, 2012, the Audit Committee of the Trust approved Tait, Weller & Baker LLP (“TWB”) as the Trust’s independent registered public accounting firm for the fiscal year ending June 30, 2012.  To the best of the Trust’s knowledge, for the fiscal years ended June 30, 2010 and June 30, 2011, and through January 30, 2012, the Trust did not consult with TWB regarding the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Trust’s financial statements or regarding the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K) or reportable events (as described in paragraph (a)(1)(v) of Item 304 of Regulation S-K).

Very truly yours,
/s/ Justin Brundage
Justin Brundage
Secretary

cc: Timothy E. Richards (via email)

Enclosures